MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD

FOR THE THREE MONTHS ENDING SEPTEMBER 30, 2015

1.1	Date

The following management and discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the three months ending September 30, 2015 and includes information up to November 27, 2015 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2014, and the Company's unaudited condensed consolidated interim financial statements for the three and nine months ending September 30, 2015. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the three months ended September 30, 2015, and plans for the future based on facts and circumstances as of November 27, 2015. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

1.2	Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are continguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least December 1, 2021.

During the three months ended September 30, 2015, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs, identified possible targets for a future Platinum Group Elements exploration program on the Turnagain property during the 2015 field season. A detailed review of the metallurgical status of the project has been completed, and provided recommendations which identify the work required to take the metallurgy to a feasibility level.

The Company relies on equity financings and loans to fund its operations. During the three months ended September 30, 2015, there were no share issuances. At September 30, 2015, the Company’s working capital was $51,783.

1.3	Selected Annual Information

	Dec 31 2012 IFRS	Dec 31 2013 IFRS	Dec 31 2014 IFRS
Total Revenues	0	0	0
Loss [1] before income tax	699,600	364,231	22,803,488
Loss and comprehensive loss	319,202 [2]	295,579 [3]	22,803,488 [4]
Loss per share	$0.00	$0.00	$0.25
Total Assets	33,849,384	33,490,472	10,480,958
Total Liabilities	413,988	232,619	26,593
Resource Properties written-down or written off in year	11,740	20,887	22,585,904

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.

2 The comprehensive loss in 2012 differs from the loss before taxes due to a future income tax recovery.

3 The comprehensive loss in 2013 differs from the loss before taxes due to a future income tax recovery.

4 The comprehensive loss in 2014 includes property impairment of $22,585,904, the adjusted loss is $217,584.

1.4	Results from Operations

General and Administrative - During three months ended September 30, 2015 ("Q3 2015"), the Company incurred a net loss of $47,434 ($0.00 per share) compared to a net loss of $52,417 ($0.00 per share) in September 2014. The administrative expenses for Q3 2015 were $47,709, down from $52,625 from the same period of 2014. Total administrative expenses includes one non-cash expense, amortization, which charges the cost of equipment against earnings over its useful life, these amounts were $969 and $1,270 in Q3 2015 and Q3 2014, respectively. Excluding amortization, the Q3 2015 administrative expenses were $46,740 down from $51,355 in Q3 2014. Office and general expenses in Q3 2015 were $26,529 (Q3 2014: $38,333), a decrease of $11,804. Investor relations in Q3 2015 were $3,947 (Q3 2014: $453), an increase of $3,494, legal and audit in Q3 2015 were $4,264 (Q3 2014: $544) an increase of $3,720. In general, there were no other areas in Q3 2015 with significant increases or decreases compared to the same three month period in 2014. Excluding amortization, the total general and administrative expenses for Q3 2015 were approximately $15,600 per month compared to $17,100 per month in Q3 2014. During Q3 2015, the Company earned $275 from interest income compared to $208 for the same three month period in 2014.

Exploration - During the three months ended September 30, 2015, the Company incurred expenditures on exploration and evaluation assets of $18,713 (Q3 2014: $17,802). The exploration expenditures for Q3 2015 were approximately $6,200 per month compared to $5,900 per month in Q3 2014.

1.5	Summary of Quarterly Results – see attached table on page 8

1.6	Liquidity and 1.7 Capital Resources

At September 30, 2015, the Company had working capital of $51,783 compared to working capital of $99,276 as at December 31, 2014. Accounts payable and accrued liabilities at September 30, 2015 were $4,354. The Company’s budget for administrative and technical support for the fiscal year ending December 31, 2015 is approximately $260,000, as of the date of this report, the Company does have sufficient funds to meet this budget but will need to raise additional funds through private placements, loans or joint ventures for the fiscal year ending December 31, 2016.

1.8	Off Balance Sheet Arrangements – N/A

1.9	Transactions with Related Parties

During the three months ended September 30, 2015, the Company incurred and paid $12,000 in management fees to the Chief Financial Officer and Corporate Secretary, comparable to $12,000 in the Q3 2014. The CEO does not draw a salary. These services were billed to the Company at standard industry rates.

1.10	Fourth Quarter - N/A

1.11	Proposed Transactions – N/A

1.12	Critical Accounting Estimates

As at September 30, 2015, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $10,056,964. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

Income Taxes

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred taxes. Deferred taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated balance sheet as deferred tax assets and liabilities. An assessment must also be made to determine the likelihood that the Company’s future taxable income will be sufficient to permit the recovery of deferred tax assets. To the extent that such recovery is not probable, the recognized deferred tax assets must be reduced to the recoverable amount. Judgement is required in determining the provision for income taxes and recognition of deferred tax assets and liabilities. Management must also exercise judgement in its assessment of continually changing tax interpretations, regulations and legislation, to ensure deferred tax assets and liabilities are complete and fairly presented. The effects of differing assessments and applications could be material.

1.13	Changes in Accounting Policies

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

The above standard has not been early adopted and is expected to have significant impact on the Company’s consolidated financial statements.

1.14	Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the nine months ended September 30, 2015 or year ended December 31, 2014.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at September 30, 2015 and December 31, 2014, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at September 30, 2015 and December 31, 2014.

Preliminary Economic Assessment

In October 2011, the Company released the results of a new Preliminary Economic Assessment (PEA) of its Turnagain Nickel Project. In a fundamental shift from the previous PEA released in 2010, the project would now produce nickel concentrate for sale rather than building an on-site refinery. The PEA is materially price sensitive to changes in the price of nickel and the exchange rate between the Canadian and US dollars.

1.15	Other

Capital Management

The Company identifies capital as share capital, cash and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests.

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of September 30, 2015, the President and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at September 30, 2015. There have been no changes in these controls during the third quarter of 2015 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a)     additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.hardcreeknickel.com.

(b)     at September 30, 2015 the Company had 18,074,696 shares issued. The Company had 834,400 stock options outstanding with exercise prices ranging from $0.50 to $2.50, a weighted average price of $1.38 and a weighted average life of 0.84 years. In addition, 2,418,667 warrants were outstanding, with a weighted average exercise price of $0.40 and a weighted average life of 0.29 years.

Summary of Share data at September 30, 2015
		Weighted Average
		Price	Life in Years
Issued shares	18,074,696
Options	834,400	$1.38	0.84
Warrants	2,418,667	$0.40	0.29
Fully Diluted	21,327,763

Summary of Share data at November 27, 2015
		Weighted Average
		Price	Life in Years
Issued shares	18,074,699
Options	834,400	$1.38	0.68
Warrants	2,105,360	$0.12	1.80
Fully Diluted	21,014,459

Effective November 16, 2015, the Company extended 1,686,693 post consolidated warrants from November 27, 2015 to November 27, 2017, and re-priced the warrants from a post consolidated strike price of $0.40 to $0.05.

If the closing price for the company's shares is 6.25 cents or greater for a period of 10 consecutive trading days, the warrant holders will have 30 days to exercise their warrants, otherwise, the warrants will expire on the 31st day.

1.5	SUMMARY OF QUARTERLY RESULTS

	Q4 2013 IFRS	Q1 2014 IFRS	Q2 2014 IFRS	Q3 2014 IFRS	Q4 2014 IFRS	Q1 2015 IFRS	Q2 2015 IFRS	Q3 2015 IFRS

Total Revenues	0	0	0	0	0	0
Loss	(70,273)	51,300	27,112	52,417	22,672,659	39,195	56,807	47,434
Comprehensive Loss	(138,925)[1]	51,300	27,112	52,417	22,672,659[2]	39,195	56,807	47,434
Basic & diluted earnings (loss) per share	.00	.00	.00	.00	.00	.00	.00	.00
Increase in exploration and evaluation assets – British Columbia properties	8,818	22,210	22,271	17,802	29,592	18,760	19,491	18,713

1The Net Income in the fourth quarter of 2013 reflects a year end adjustment of $68,652 to reflect future income tax recovery and $51,000 in foregiveness of debt.

2The Net Income in the fourth quarter of 2014 reflects a year end adjustment of $22,585,904 of exploration property impairment.